FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of a change in interests in the Ordinary shares of GlaxoSmithKline plc in respect of the under-mentioned person:-

Mr S Dingemans	Monthly contribution of £125 into GSK's Share Reward Plan, under which the Company matches the number of shares bought on behalf of the participant each month.

The Company and the above named person were advised of this transaction on 4 February 2011.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

VA Whyte
Company Secretary

4 February 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 4, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc